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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                             ----------------------

                                   FORM 8-A/A

                FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                     PURSUANT TO SECTION 12(b) OR (g) OF THE
                             SECURITIES ACT OF 1933

                             ----------------------

                               OCEAN ENERGY, INC.
             (Exact name of Registrant as specified in its charter)

              DELAWARE                                          74-1764876
    (State or other jurisdiction                             (I.R.S. Employer
  of incorporation or organization)                       Identification Number)

       1001 FANNIN, SUITE 1600                                    77002
           HOUSTON, TEXAS                                       (Zip Code)
(Address of Principal Executive Offices)

                             ----------------------

If this Form relates to the registration of a class of securities pursuant to
Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box. [X]

If this Form relates to the registration of a class of securities pursuant to
Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box. [ ]

Securities Act registration statement file number to which this Form relates:
_______(if applicable)

Securities to be registered pursuant to Section 12(b) of the Act:


===================================================================================================================
       TITLE OF EACH CLASS TO BE SO REGISTERED        NAME OF EACH EXCHANGE ON WHICH EACH CLASS IS TO BE REGISTERED
-------------------------------------------------------------------------------------------------------------------
        Common Stock, par value $.10 per share                            New York Stock Exchange
===================================================================================================================

Securities to be registered pursuant to Section 12(g) of the Act:


     None
------------------------------------
(Title of Class)





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                                EXPLANATORY NOTE

         On May 9, 2001 (the "Effective Date"), Ocean Energy, Inc. (formerly named Seagull Energy Corporation), a Texas corporation and formerly the parent corporation of the Registrant ("OEI-Texas"), was merged (the "Merger") with and into the Registrant pursuant to the terms of the Agreement and Plan of Merger, dated March 30, 2001, by and between OEI-Texas and the Registrant. The Registrant was the surviving corporation in the Merger. In connection with the Merger, the Registrant hereby amends Items 1 and 2 of the Registrant's Form 8-A dated January 30, 1981, as amended to date, to read in their entirety as follows:

ITEM 1.  DESCRIPTION OF THE REGISTRANT'S SECURITIES TO BE REGISTERED

GENERAL

         The Registrant's certificate of incorporation authorizes the issuance of 530,000,000 shares of common stock, par value $0.10 per share, and 10,000,000 shares of preferred stock, par value $1.00 per share.

COMMON STOCK.

         Dividends. Holders of the common stock may receive dividends when declared by the board of directors. Dividends may be paid in cash, stock or other form. In certain cases, holders of common stock may not receive dividends until the Registrant has satisfied its obligations to any preferred stockholders. Additionally, certain of the Registrant's debt instruments restrict the payment of cash dividends.

         Voting Rights. Each share of common stock is entitled to one vote in the election of directors and other matters. Holders of common stock are not entitled to cumulative voting rights in the election of directors.

         Fully Paid. All outstanding shares of common stock are fully paid and non-assessable.

         Other Rights. Holders of common stock are not entitled to preemptive rights. If the Registrant liquidates, dissolves or winds-up its business, either voluntarily or not, holders of common stock will share equally in the assets remaining after the Registrant pays its creditors and preferred stockholders.

         Listing. The Registrant's outstanding shares of common stock are listed on the New York Stock Exchange under the symbol "OEI." Additional shares of common stock issued by the Registrant will also be listed on the New York Stock Exchange.

PREFERRED STOCK.

         General. The following sets forth certain general terms and provisions of the Registrant's authorized preferred stock. The Registrant's board of directors can, without approval of stockholders, issue one or more series of preferred stock. The board can also determine the number of shares of each series and the rights, preferences and limitations of each series including the dividend rights, voting rights, conversion rights, redemption rights and any liquidation preferences of any series of preferred stock, the number of shares constituting each series and the terms and conditions of issue.

         Series A Junior Participating Preferred Stock. A series of the Registrant's preferred stock, the Series A Junior Participating Preferred Stock has been established, and 1,500,000 shares are authorized but no shares are currently outstanding. The Series A preferred stock could become issuable upon the exercise of rights granted under the Company's stockholder rights plan, if a triggering event occurs.

         Upon issuance, each share of Series A preferred stock would be entitled to a minimum preferential quarterly dividend payment of $1.00 per share and would be entitled to an aggregate dividend of 100 times the dividend, if any, declared on each share of common stock. In the event of liquidation, the holders of the Series A preferred stock would be entitled to a minimum preferential liquidation payment of $100 per share and would be entitled to an aggregate payment of 100 times the payment, if any, made per share of common stock. In the event of any merger, consolidation or other transaction in which shares of common stock are exchanged, each share of Series

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A preferred stock would be entitled to receive 100 times the amount, if any, received per share of common stock. The rights of the Series A preferred stock are protected by customary antidilution provisions. Upon issuance, each share of Series A preferred stock would have 100 votes, voting together with the common stock.

         Series B Convertible Preferred Stock. A series of the Registrant's preferred stock, the Series B convertible preferred stock has been established, and 50,000 shares are currently outstanding. The Series B preferred stock has the following principal terms:

         o Rank. The Series B convertible preferred stock ranks senior to the common stock, with respect to dividend distributions and distributions upon the Registrant's voluntary or involuntary liquidation, dissolution or winding up.

         o Dividends. Holders of each share of Series B convertible preferred stock are entitled to receive cumulative dividends at the rate of $65.00 per annum, payable semi-annually in cash. No dividends may be paid on any common stock or any other equity security that ranks below the Series B convertible preferred stock unless all cumulated and unpaid dividends have been paid on the Series B convertible preferred stock.

         o Voting Rights. The holders of the Series B convertible preferred stock are entitled to vote on all matters on which holders of common stock are entitled to vote. Each holder of Series B convertible preferred stock is entitled to a number of votes equal to the number of shares of common stock into which their Series B convertible preferred stock is convertible as of the record date for such vote. Whenever the holders are entitled to vote as a class, each holder will be entitled to the number of votes equal to the number of shares of common stock into which the Series B convertible preferred stock is convertible as of the record date for such vote. If any Series B convertible preferred stock is outstanding, the Registrant may not create a new class or series of stock having a dividend or liquidation preference senior to the Series B convertible preferred stock or amend, alter or repeal its certificate of incorporation in a manner that will adversely affect the rights of the Series B convertible preferred stockholders without the consent of two-thirds of the shares of the Series B convertible preferred stock then outstanding voting as a class.

         o Liquidation Preference. In the event of the Registrant's voluntary or involuntary liquidation, dissolution or winding-up, holders of the Series B convertible preferred stock will be entitled to receive a liquidating distribution of $1,000 per share, plus any accrued and unpaid dividends. This liquidating distribution will be made before any distributions are made on the common stock or any of other equity securities of the Registrant that rank below the Series B convertible preferred stock. If the Registrant's assets are insufficient to pay such a liquidating distribution on the Series B convertible preferred stock and any other class of capital stock ranking on a parity with the Series B convertible preferred stock in full, the holders of the Series B convertible preferred stock and the other parity securities will share ratably in any such distribution in proportion to the full liquidation preference to which they are entitled.

         o Conversion Rights. The Series B convertible preferred stock is convertible into shares of common stock at the option of the holder, at any time or from time to time. In addition, the Series B convertible preferred stock automatically converts into shares of common stock if, for any 20 consecutive trading days, the closing price of the common stock equals or exceeds the Forced Conversion Price (defined below). The Series B convertible preferred stock will be converted into the number of shares of common stock determined by dividing:

                 o the sum of (A) $1,000.00 plus (B) all accrued and unpaid dividends by

                 o the Conversion Price in effect on the date of conversion.

         The "Conversion Price" will initially be $14.92 and will be subject to adjustment upon the occurrence of certain events, including the issuance of additional common stock or options, rights or

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warrants to acquire common stock for less than a pre-determined price, the issuance of common stock as a dividend or distribution and a subdivision or combination of the common stock. Before November 10, 2001, the "Forced Conversion Price" will be 175% of the Conversion Price. After November 10, 2001, the Forced Conversion Price will be 150% of the Conversion Price.

         In the case of any reclassification or change of outstanding shares of common stock, any merger or consolidation with any other entity that results in the reclassification or cancellation of outstanding shares of common stock or any sale of all or substantially all of the Registrant's assets, the Series B convertible preferred stock will be convertible into the kind and amount of securities, cash and other property that the holder of Series B convertible preferred stock would have been entitled to receive had the holder converted their shares into common stock immediately prior to the occurrence of such event.

o Optional Redemption. The Registrant has the option, but will not be required, to redeem shares of the Series B convertible preferred stock for cash. The price of such redemption will be equal to the sum of:

         o the product of (A) the number of shares of common stock into which one share of Series B convertible preferred stock is then convertible and (B) the Forced Conversion Price and

         o all accrued and unpaid dividends on such shares of Series B convertible preferred stock.

o Mandatory Redemption. On November 10, 2018 and on each anniversary thereafter until the Series B convertible preferred stock is fully retired, if:

         o The shares of Series B convertible preferred stock have not been converted or redeemed previously and

         o the closing price of common stock is less than the Conversion Price for a period of 30 consecutive trading days during the preceding year, then the holder may redeem for cash the lesser of

                 (1) 20% of the shares of the Registrant's Series B convertible preferred stock owned by the holder or

                 (2) the number of shares equal to the amount resulting from dividing the holder's pro rata share of Available Cash (defined below) by the redemption price per share.

                 The redemption price per share is $1,000.00, plus all accrued and unpaid dividends. The Registrant is not required to redeem any Series B convertible preferred stock if the redemption would result in a default under any agreement or obligation by which it is bound. The term "Available Cash" means the lesser of the amount of cash legally available for the redemption of stock by us or the amount of cash, available for the redemption of stock by us without materially disrupting the normal course of the Registrant's business, as determined in good faith by the Registrant's board of directors.

ANTI-TAKEOVER EFFECTS OF DELAWARE LAW AND THE REGISTRANT'S CERTIFICATE OF INCORPORATION AND BYLAWS

         There are provisions of the Delaware General Corporation Law and the Registrant's certificate of incorporation and bylaws that may be deemed to have an anti-takeover effect and may discourage, delay or prevent a tender offer or takeover attempt that a stockholder might consider in its best interest, including those attempts that might result in a premium over the market price for the shares held by the Registrant's stockholders.

         Classified Board of Directors. The Registrant's board of directors is divided into three classes of directors, as nearly equal in size as possible, serving staggered three-year terms. Upon expiration of the term of a class of directors, the directors in that class will be elected for three-year terms at the annual meeting of stockholders in the year in which the term for that class of directors expires. In addition, directors may be removed only for cause by

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the affirmative vote of the holders of two-thirds of the shares of capital stock entitled to vote in the election of directors. A vacancy on the board of directors, including a vacancy resulting from an enlargement of the board of directors, may only be filled by vote of a majority of the directors then in office. The classification of the board of directors and the limitations on removing directors and filling vacancies could have the effect of making it more difficult for a third party to acquire, or of discourage a third party from acquiring, control of the Registrant.

         Stockholder Action; Special Meeting of Stockholders. The Registrant's certificate of incorporation eliminates the ability of the common stockholders to act by written consent. The Registrant's bylaws further provide that special meetings of stockholders may be called only by the president, chairman of the board of directors or a majority of the board of directors. These provisions could have the effect of delaying until the next annual meeting of stockholders those actions that are favored by the holders of a majority of the Registrant's outstanding voting securities. These provisions may also discourage another person from making a tender offer for the Registrant's common stock, because that person, even if it acquired a majority of the Registrant's outstanding voting securities, would be able to take action as a stockholder, such as electing new directors or approving a merger, only at a duly called meeting of stockholders and not by written consent.

         Advance Notice Requirements for Stockholder Proposals and Directors Nominations. The Registrant's bylaws provide that stockholders seeking to bring business before an annual meeting of stockholders, or to nominate candidates for election as directors at an annual meeting of stockholders, must provide timely notice thereof in writing. To be timely, a stockholder's notice must be delivered to the Registrant's principal executive offices not less than 90 days or more than 120 days before the anniversary date of the immediately preceding annual meeting of stockholders. If the date of the annual meeting is more than 30 days before or more than 70 days after such anniversary date, notice by the stockholder, to be timely, must be delivered not earlier than the close of business on the 120th day before the annual meeting and not later than the close of business on the later of the 90th day before such annual meeting or the 10th day following the day on which the Registrant first publicly announces the date of the annual meeting. The bylaws also require that a stockholder's notice seeking to bring business before an annual meeting of stockholders, or to nominate candidates for election as directors at an annual meeting of stockholders contain certain specific information. Further, nominations of persons for election to the board of directors may be made at a special meeting of stockholders at which directors are to be elected only (1) by or at the direction of the board of directors or (2) by any stockholder who is entitled to vote at the meeting and upon such election and who complies with the notice procedures; provided, however, the board of directors has determined that directors shall be elected at such meeting. These provisions may preclude stockholders from bringing matters before an annual meeting of stockholders or from making nominations for directors at an annual meeting of stockholders or at a special meeting of stockholders.

         Authorized but Unissued Shares. The authorized but unissued shares of common stock and preferred stock are available for future issuance without approval of the holders of the Registrant's common stock. These additional shares may be utilized for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans. The existence of authorized but unissued shares of common stock and preferred stock could render more difficult or discourage an attempt to obtain control of the Registrant by means of a proxy contest, tender offer, merger or otherwise.

ITEM 2.  EXHIBITS

         Exhibit       Description

         4.1 Certificate of Incorporation of the Registrant (incorporated by reference to Exhibit 99.1 to the Registrant's Current Report on Form 8-K, filed with the SEC on May 14, 2001) (the "Reincorporation 8-K").

         4.2 Bylaws of the Registrant (incorporated by reference to Exhibit 99.2 to the Reincorporation 8-K).

         4.3 Amended and Restated Rights Agreement, dated March 17, 1989, as amended effective June 13, 1992 and amended and restated as of December 12, 1997, between the Ocean Energy, Inc. (formerly Seagull Energy Corporation), a Texas corporation ("OEI-Texas"), and BankBoston, N.A. (as successor to NCNB Texas National Bank) (filed as
                       Exhibit 2

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                       to OEI-Texas's Current Report on Form 8-K dated
                       December 15, 1997 and incorporated herein by reference).

         4.4 Amendment No. 1 to Amended and Restated Rights Agreement dated November 24, 1998, between OEI-Texas and BankBoston, N.A. (filed as Exhibit 4.1 to OEI-Texas's Current Report on Form 8-K filed on December 1, 1998 and incorporated herein by reference).

         4.5 Amendment No. 2 to Amended and Restated Rights Agreement dated March 10, 1999, between OEI-Texas and BankBoston, N.A. (filed as Exhibit 4.1 to OEI-Texas's Current Report on Form 8-K filed on March 12, 1999 and incorporated herein by reference)

         4.6 Amendment No. 3 to Amended and Restated Rights Agreement dated May 19, 1999, between OEI-Texas and BankBoston, N.A. (filed as Exhibit 4.1 to OEI-Texas's Current Report on Form 8-K filed on May 21, 1999 and incorporated herein by reference).

         4.7 Amendment No. 4 to Amended and Restated Rights Agreement dated May 19, 2000, between OEI-Texas and Fleet National Bank (f/k/a BankBoston, N.A.) (filed as Exhibit 4.1 to OEI-Texas's Current Report on Form 8-K filed on May 22, 2000 and incorporated herein by reference).

         4.8 Amendment No. 5 to Amended and Restated Rights Agreement dated May 9, 2001, among the Registrant, OEI-Texas and Fleet National Bank (f/k/a BankBoston, N.A.) (filed as
                       Exhibit 4.4 to the Reincorporation 8-K and incorporated herein by reference).

         4.10 Second Supplemental Indenture, dated as of May 9, 2001, by and among Ocean Energy, Inc., a Delaware corporation, as successor to Ocean Energy, Inc. (formerly known as Seagull Energy Corporation), a Texas corporation, Ocean Energy, Inc., a Louisiana corporation, as subsidiary guarantor, and Wells Fargo Bank Minnesota, National Association, as successor to Norwest Bank Minnesota, National Association, as trustee, to the Indenture, dated July 8, 1998, relating to the 7 5/8% Senior Notes due 2005 (incorporated by reference to Exhibit 99.1 to the Reincorporation 8-K).

         4.11 Second Supplemental Indenture, dated as of May 9, 2001, by and among Ocean Energy, Inc., a Delaware corporation, as successor to Ocean Energy, Inc. (formerly known as Seagull Energy Corporation), a Texas corporation, Ocean Energy, Inc., a Louisiana corporation, as subsidiary guarantor, and Wells Fargo Bank Minnesota, National Association, as successor to Norwest Bank Minnesota, National Association, as trustee, to the Indenture, dated July 8, 1998, relating to the 8 1/4% Senior Notes due 2018 (incorporated by reference to Exhibit 99.2 to the Reincorporation 8-K).

         4.12 Second Supplemental Indenture, dated as of May 9, 2001, by and among Ocean Energy, Inc., a Delaware corporation, as successor to Ocean Energy, Inc. (formerly known as Seagull Energy Corporation), a Texas corporation, Ocean Energy, Inc., a Louisiana corporation, as subsidiary guarantor, and The Bank of New York, a New York banking corporation, as trustee, to the Senior Indenture, dated May 15, 1993, relating to the 7 7/8% Senior Notes due 2003 (incorporated by reference to Exhibit 99.3 to the Reincorporation 8-K).

         4.13 Second Supplemental Indenture, dated as of May 9, 2001, by and among Ocean Energy, Inc., a Delaware corporation, as successor by merger to Ocean Energy, Inc. (formerly known as Seagull Energy Corporation), a Texas corporation, Ocean Energy, Inc., a Louisiana corporation, and The Bank of New York, a New York banking corporation, as trustee, to the Senior Indenture, dated as of September 1, 1997, relating to the 7 1/2% Senior Notes due 2027 (incorporated by reference to Exhibit 99.4 to the Reincorporation 8-K).

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         4.14          Third Supplemental Indenture, dated as of May 9, 2001, by
                       and among Ocean Energy, Inc., a Delaware corporation, as successor by merger to Ocean Energy, Inc. (formerly known as Seagull Energy Corporation), a Texas corporation,
                       Ocean Energy, Inc., a Louisiana corporation, as subsidiary guarantor, and State Street Bank and Trust Company, as trustee, to the Indenture, dated as of July
                       2, 1997, relating to the 8 7/8% Senior Subordinated Notes due 2007 (incorporated by reference to Exhibit 99.5 to the Reincorporation 8-K).

         4.15 Fourth Supplemental Indenture, dated as of May 9, 2001, by and among Ocean Energy, Inc., a Delaware corporation, as successor by merger to Ocean Energy, Inc., a Texas corporation, Ocean Energy, Inc., a Louisiana corporation, as subsidiary guarantor, and State Street Bank and Trust Company, as successor-in-interest to Fleet National Bank, as trustee, to the Indenture, dated September 26, 1996, relating to the 9 3/4% Senior Subordinated Notes due 2006 (incorporated by reference to Exhibit 99.6 to the Reincorporation 8-K).

         4.16 Second Supplemental Indenture, dated as of May 9, 2001, by and among Ocean Energy, Inc., a Delaware corporation, as successor by merger to Ocean Energy, Inc. (formerly known as Seagull Energy Corporation), a Texas corporation, Ocean Energy, Inc., a Louisiana corporation, as subsidiary guarantor, and U.S. Bank Trust National Association, as trustee, to the Indenture, dated July 8, 1998, relating to the 8 3/8% Senior Subordinated Notes due 2008 (incorporated by reference to Exhibit 99.7 to the Reincorporation 8-K).

         4.17 Second Supplemental Indenture, dated as of May 9, 2001, by and among Ocean Energy, Inc., a Delaware corporation, as successor to Ocean Energy, Inc. (formerly known as Seagull Energy Corporation), a Texas corporation, as issuer, Ocean Energy, Inc., a Louisiana corporation, as subsidiary guarantor, and The Bank of New York, a New York banking corporation, as trustee, to the Senior Subordinated Indenture, dated as of July 15, 1993, relating to the 8 5/8% Senior Notes due 2005 (incorporated by reference to Exhibit 99.8 to the Reincorporation 8-K).

         4.18 Specimen common stock certificate of Ocean Energy, Inc., a Delaware corporation. (incorporated by reference to Exhibit 4.5 to the Reincorporation 8-K).



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                                   SIGNATURES

         Pursuant to the requirements of Section 12 of the Securities and Exchange Act of 1934, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form 8-A/A and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:    May 23, 2001               By: /s/ JAMES T. HACKETT
                                       -----------------------------------------
                                        James T. Hackett, Chairman of the Board,
                                        President and Chief Executive Officer










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